Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms Interview

Friday, May 21, 2021, 2:00 PM

CORPORATE PARTICIPANTS

John Jannarone - Editor-in-Chief, IPO Edge

Christopher Sorrells - CEO, Spring Valley

David Rosenberg - Co-Founder and CEO, AeroFarms

John Jannarone:

Hello, thank you for joining today's event. I'm John Jannarone the Editor In Chief of IPO Edge. Today we are very lucky to have the CEO of both AeroFarms and Spring Valley Acquisition Corp. The two of course are merging through the spec transaction. Before we get started and I introduce these two gentlemen, I want to go over a couple of housekeeping items. One of the most fun parts of these events is the ability to engage with our guests. So I highly encourage everyone to submit questions to the Zoom portal, that's the easiest way. You can also email them to editor@IPO-edge.com and about halfway through we'll start to address some of those.

John Jannarone:

The format is that we're going to introduce both of these gentlemen. There's going to be a little bit of a video introduction to let you see the facility itself. Then we're going to do a fireside chat, and then we're going to start to take some questions. Also, I'd like to remind anyone who doesn't catch the whole thing or wants to watch it again, just go to IPO-edge.com. Later today the whole thing will be up there for replay. With no further ado I'd like to introduce Chris Sorrells who's the CEO of Spring Valley Acquisition Corp. Chris, thanks for joining us today.

Chris Sorrells:

Yeah. Thank you John.

John Jannarone:

So Chris, tell me first of all, what got you interested? I'm sure that you looked at a lot of different companies. What stood out to you so much about AeroFarms that convinced you this was the right partner?

Chris Sorrells:

When we were formed, our company's goal was to partner with an industry leading sustainability company. We told investors we would minimize technology and adoption risk, and we would embrace scale-up risk because of the prior success we'd had with companies including Renewable Energy Group. In addition, we talked about our team's experienced building 12 publicly traded bellwethers and we said we would search for a 13th.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

Chris Sorrells:

What was unique and overlapping for us and AeroFarms were the following, intellectual property, massive amount of IP industry leading in our view. Two, data. The company has been collecting data through its growth cycles for an extended period of time and we believe that dataset is industry leading. Third, there's a market leading brand today outselling competition validated by third parties. And fourth, farm economics that we believe, as we migrate from model five to seven, can generate an IRR unlevered exceeding 30% using proprietary technology. In our experience when one does that, you create a very special company.

John Jannarone:

All right, Chris, as we all know, SPACs in this environment had been under extra scrutiny. There's so many of them out there that you really got to distinguish yourself. And something that I like to ask sponsors is what makes you so confident in the revenue in all financial projections that you presented to the world, why should we believe in them? What made you so confident that they're going to come through?

Chris Sorrells:

So we looked at key performance indicators that the company has produced. And in that we have tracked yield, price per pound sold versus a target price, utilization, which is are we operating the farms are target capacity and realization, are we selling what we grow? That data has convinced us that the projections put forth are solid. In addition, the model six prototype, which is operating in Newark is producing economics that meet and exceed the projections put forth.

Chris Sorrells:

The other thing that we have done is we have excluded upside in our financial projections. The upside has the potential to be significant but we've excluded joint ventures, the licensing model, sale of equipment and then our expansion into product lines, such as berries, nutraceuticals, and advanced genetics. We have built a model that we control and we have the capital to go and deploy to build our 16 farms to deliver the set of financial projections that we have given to the public.

John Jannarone:

All right, that's great. Now, before we bring in David Rosenberg, I'd like Jared, if we can, let's play a video to give everyone a glimpse inside one of the facilities and see how the process itself looks. We're just pulling this up here.

Speaker 1:

Who would have thought you could grow a plant in a warehouse instead of a field, without sun, without soil? We're doing it and we're not only doing it on experimental level, we're doing it at a commercial level. Today we focused on leafy greens. We believe we could grow anything. Our vision is to build farms and cities all over the world to allow everyone to have access to fresh, great tasting, healthy food all year round.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

Speaker 1:

The fact that we could grow plants using 95% less water, zero pesticides, as much as 390 times the productivity per square foot as a field farmer, shows what technology can do. We're able to understand the plants better than anyone ever in the history of farming and it's by the data. We are collecting all of these data points of what we're giving the plant. What spectrum of light, what nutrients? How do we improve, quality, taste, texture? We're using data analytics and becoming better farmers. At the end of the day it's about how do we deliver a better product to the customer?

Speaker 1:

This is AeroFarms' baby kale. This is going to be packed the flavor of kale. The watercress had those peppery notes. The bok choy is super juicy. This is what I love about AeroFarms is that it's like technology that's allowing people to farm better and smarter, and it makes really delicious food. The world needs a new paradigm of how we're going to feed this planet. AeroFarms is illustrative of what technology can do to provide more with less.

John Jannarone:

All right, great. With that now we've got a glimpse of David Rosenberg there in the clip, but here's the man himself live with this now. David, thanks for joining.

David Rosenberg:

Yeah, thank you. Great to be with you, John.

John Jannarone:

So David, you've been with the company for 10 years now. The company is about 15 years old. Let's just step back for a second. What was wrong with the industry and what needed to change? And tell us a little bit about the technology that you've spent this last decade working on that's going to help make that happen.

David Rosenberg:

Yeah. And first, just to explain that history. So I started a company in 2011. My co-founder started another company in 2004 and he came out of the Cornell School of Ag was building that company, and then we came together and merged our companies in 2011 both with a common vision of solving ag. So to answer your question specifically, ag, there's two big train wrecks or one big train wreck coming from two different forces.

David Rosenberg:

One is well, population growth. Great, we love more people but it means a lot more people to feed. So by the UN's estimates we need over 60% more food by 2035. So a lot more food from farmland that just doesn't exist because the other part is the world's lost 30% of its farmland in the last 40 years. So we've lost 30% of our farmland and we have more mouths to feed. We need to figure out a new way to feed humanity.

David Rosenberg:

The way we're growing plants today it's depleting our farmland, we're ripping it of its nutrients and micronutrients. Most of our fresh water goes to ag. Most of our fresh water contamination comes from ag. For a whole host of reasons we just have to figure out better ways to do it and then the last point I'll bring in is human health.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

The amount of pesticides, herbicides that we as humans ingest, when you think about it these are chemicals made to kill things, weeds, pest. We're putting them in our bodies every day. People incorrectly think when you go to organics you're getting no pesticides, typically not the case. 90% of the time it just means organic pesticides. I joke around snake venoms. Organic doesn't mean you want it in your body. One doesn't necessarily want these chemicals in their bodies.

David Rosenberg:

At AeroFarms, we grow with zero pesticides ,herbicides. We grow with up to 95% less water. We use no soil to grow and we grow locally so product stays fresh. For those in the New York area, try our product at AeroFarms from a whole bunch of customers, not only the best tasting product you'll ever have, but also the safest, cleanest product you'll probably ever have.

John Jannarone:

That's great. So as far as the end product versus what else is out there, I mean, you were just talking about this produce that's marked as organic but there's still pesticide on it. So you're saying yours has no pesticide whatsoever. Do you even need to wash it?

David Rosenberg:

You don't and this is maybe more information in your audience wants, but when one washes, that's when a micro contamination becomes a macro contamination, it actually spreads. And we don't really think triple washed, what does that mean? It sounds comfortable but actually you do it to wash off the pesticides, herbicides, fungicides. You have to wash it three times because even after the third wash there's still on average seven different residue pesticides on the plant.

David Rosenberg:

Not to make your audience's stomach turn but if you look at what that wash looks like, after the first wash it looks like milk. That's how many chemicals are coming off. The second wash it looks less smokey white. The third wash it looks less smoky white but here at AeroFarms there's nothing to wash. Don't watch the product because there's nothing to wash off. There's zero pesticides, herbicides, fungicides. We grow with the cloth, the cloth barriers the nutrients and micronutrients that we put on. The leaves stay pristine. Outside we harvest, put in a package, open it up, eat it, enjoy it and it's pristine.

John Jannarone:

All right, great. I want to dig more to the technology itself a little bit later, but let's bring Chris back and I want to have a Q&A here with both of you. David, sticking with you for a second. I've got to ask, I go to Whole Foods a lot. I buy leafy greens. I wind up having this slimy stuff in there. I have to throw it out. What's going on there and are you guys able to help address that problem?

David Rosenberg:

Well when you get it in Whole Foods next time you should buy AeroFarms' stuff. So once a product is harvested it's really degrading. It almost needs to be on an ambulance or quickly rushed to the store and that store is typically 3,000 miles away so it's dying. And here growing locally, the products the same in that sense, but growing locally it stays fresher. We try and get it into stores within 24 hours so it doesn't get slimy.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

Product typically has about a 12 day shelf life. It doesn't get slimy and people can enjoy it. And since we call out Whole Foods out, we picked a representative set of customers that are representative is anywhere in the world. So a mass market retailer in ShopRite, we announced last week that we're also selling to Walmart, a specialty retailer in Whole Foods. An online retailer Fresh Direct, Amazon Fresh and food service [inaudible 00:12:46] representative everywhere.

David Rosenberg:

I'll also share that our net promoter score, which is a common metric used in CPG that communicates one's likelihood to recommend to your friends is an industry leading number of 55, average is 35. And our units per store per week are also about 50% higher than the competition. So that's because we're growing great tastes and textures, which isn't surprising.

David Rosenberg:

When you think of how we grow, when a plant grows well in the field maybe it's the right sun, the right temperature, humidity, whatever it is, we figure out the best a plant could be and then we figure out how to deliver it consistently every day. So none of this variability of sometimes it's good, sometimes it's not good. It's always excellent, actually better than what it is in the field because it's constantly delivering to optimized plant production and it's always safe. So it's that level of consistent performance that's quite unique.

John Jannarone:

That's great. And just to be clear, David, if I go to Whole Foods or to ShopRite or whatever, it's going to cost the same as it would for a box of another organic leafy greens, right?

David Rosenberg:

Yeah. Thanks for bringing that up. That is true. We sell at the same price as the field farmer in the category of organic. So everyone wants better, faster, cheaper. We're better, faster, and ultimately working to reduce CapEx and OPEX, but we sell the same price. So you pay $3.99 for a clamshell, which is what you would buy from another organic producer.

John Jannarone:

That's great. I don't think this is their plan right now but I always think when I go into the store, I see that certain brands can command higher price points, so over time who knows? Can you talk to us about vertical integration and why that's important for you guys? And I don't just mean the vertical stacking but the vertical business model, vertical integration to business model.

David Rosenberg:

In building the company, we realized that we have to be a great technology company because it's a whole new industry, AeroFarms, widely considered the leader of the industry. And as a new industry, sometimes the solutions are not as elegant as they otherwise should be or can be, so we're not afraid to roll up our sleeves, develop those solutions but we also need to be an operator. So to be great at one we have to be great at both.

David Rosenberg:

Being an operator or allows us to understand where the problems are and where the solutions are and what problems we need to solve. I'll also share that we have a strong mantra, AeroFarms is not to reinvent the wheel. So if there are other solutions out there whether it's in the agriculture industry or others, we very effectively partner with others to bring in our solutions, but we really take a multi-faceted, vertical integrated approach.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

It starts with biology, so all of our plant scientists, but then we also look at things from a mechanical lens. So we have engineers, mechanical, structural lighting, electrical, PLC, process, industrial, all of these it's engineers that look at how to deliver what the plant wants. And then sometimes the solution is genetics taking different genetics. Sometimes it's environmental, the built environment. Sometimes it's operational. To give an example of some of the innovation, we work on the control, the data science that pulls it together. And some of the sensors to develop our imaging sensor machine vision we work with Bell Labs-

PART 1 OF 4 ENDS [00:16:04]

David Rosenberg:

... imaging sensor machine vision. We work with Bell Labs. 18 engineers from Bell Labs worked with us to develop our imaging system so we can image every plant every day. We're rolling out this new system in our farm in Virginia that we just broke ground on. But here there's a lot of information that's captured from an image, from width to height, to stem length, the ratio of that color, discoloration, spotting, ripping. It all means something. So our ag stack controlled system, which is proprietary to us, it's the MES-SCADA PLC. So what that means is it's the industrial brains. It's the software interface that digitally allows us to control a farm, whether it's in the US or we're breaking ground on a project in the United Arab Emirates or in the UAE. Wherever it is, we can control it from our headquarters in New Jersey as well as separate the information into its use groups. What goes to the operations, to quality assurance, to sales, to marketing, to R&D, to wherever it needs to go? And how does it seamlessly integrate to the valves, the sensors, the fans, all of that? So those controls, the software, it's all AeroFarms' proprietary technology and allows us to get more data to create, essentially, a neuro network where every time we grow, we understand plants better. We are able to be better farmers and get better product to the customer.

John Jannarone:

Great. And just stepping back for a second, David, there is a strong structural tailwind helping you here. The whole industry, or demand, I should say, for leafy greens is growing pretty fast, right?

David Rosenberg:

It is. Thanks. Leafy greens is about a $78 billion market globally, but rule of thumb is about 20% to 25% of that's in the US. And it's growing at 7% a year. And over 90% of customers would say, if they could buy more local, they would. So local as well as growing, and that's a trend, not a fad. People realize this dynamic of you harvest, it starts dying. So how do I get product that was harvested most recently? How do we buy local food? At its essence, we are enabling local food production at scale, which another point I'll add is most of our food is very centrally produced. So we have this dynamic globally where we've very effectively worked to bring economies of scale to food production. But what happens is, especially in times like COVID, it shows cracks in our food production system. So there's a crack. There's an empty shelf. So now there's a greater priority on food security.

David Rosenberg:

One of the reasons we're going to the Middle East is they import 90% of their food. So they want food security. So there's tremendous demand in some parts of the world. In some parts, our value proposition and business model is more attractive than others. So Abu Dhabi for us is a hub for regional expansion there. And our pipeline of projects is all over the world. The money we raised through this process is focused on the US, but outside of our pro forma, like Chris to earlier, there's tremendous upside. There's more capital efficient ways to scale analogous to a franchise model, and we have those in our pipeline as well.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

All right. Great. Let's bring Chris back in and talk about ESG. And I'd like to point something out. This is a Certified B Corporation, which is unusual. And another thing that I'd say is that there are a lot of very large institutions that do not buy SPACs. But they do want to buy ESG-credentialed businesses. So setting that aside, Chris, what stood out to you in terms of ESG characteristics, sustainability and that sort of thing when you looked at AeroFarms?

Chris Sorrells:

So first off, alignment of culture. We were formed to acquire an ESG-oriented business, and that was driven by our 20 plus years in the industry. We envision a global economy that uses business as a force for good. Fundamental to us, and that is at the core of what AeroFarms believes. As a B Corp, they believe business must be the change that we seek in the world, that business must be conducted as if people and place matter and that business should aspire to do no harm and benefit all. To do this requires that we're all dependent upon each other and that we're responsible for each other and future generations. So by harnessing the power of business, we believe that companies in the economy can use profit and growth as a means to a greater end, positive impact for shareholders, employees, communities, and the environment. It's not a zero sum game between stakeholders and other key constituents. And so it's that culture that we sought and found in AeroFarms.

Chris Sorrells:

AeroFarms is and will be a publicly-traded B Corp at the corp level, not the sub. That will be very important. It will be a significant milestone, we believe, in the ESG movement. And as David will say, when they were certified, they didn't change anything. They were already doing everything and then got certified. It was a fairly easy process. So that just reverts back to the first thing I said, culture.

John Jannarone:

Yeah. And that's an important point. I'm sure a lot of viewers now realize that there are companies out there getting in a little bit of trouble for making ESG claims. It's appears that's not the case here. They already fit the glove without having to tweak anything. So I let's go back to David. David, can we talk about your own personal ESG credentials? What's your background in that world, environmental sustainability? And also, if you would, dig into some of the things that are good for the world that are going to result from this business growing.

David Rosenberg:

So in building AeroFarms, this is one of my fundamental musts in looking what company to build next. I'm a serial entrepreneur. So this is my fourth change the world company I've been part of. Second one I've co-founded and lead my last company for those who have heard of Cradle to Cradle. For those who don't, Cradle to Cradle is a philosophy that became a product certification, or became a book and now a product for certification, and a lot of people consider it the Bible of the environmental movement. My last company was the first company to achieve Cradle to Cradle product certification. And then I went on. I co-founded the Circular Economy Task Force for the World Economic Forum. I've been a member for years of the US delegation of the B20 that advises the G20 in resource efficiency. So very much trying to use my time here in humanity to help the world get to a better place from an environmental standpoint.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

So the big mantra at AeroFarms is, how do we do more with less? And we constantly say it. How do we grow a plant using less water, using less energy, using zero pesticides, using less nutrients? And we have tremendous people in our organization that are running to do so. So I'm really fortunate that we have so many people wanting to apply to work at AeroFarms that are brilliant that are leading us in this mission-driven mantra to better places to be. So at AeroFarms, we keep product out of waste just by getting product closer to market. We're also keeping water in closed loops. So what the plants still absorb from the nutrients, they get it again. What they transpire, we could dehumidify, put it right back in closed loop cycles. And we're constantly looking to reduce energy. For example, the big energy hog in spectrum is yellow spectrum, but it actually is fairly inefficient from a photosynthesis standpoint. So we could strip out yellow spectrum and leave in reds and blues to make a more effective photosynthesis and also bring down the capital cost of the diodes and the operating costs from an energy standpoint. I could go on and on, but there are lots of ways we're constantly fulfilling this mantra of do more with less.

John Jannarone:

And David, you spoke earlier about Dubai importing almost all of its produce are. There's a term, a food desert. So there are places like that even in the United States where you might be able to buy a pack of cigarettes or some beer, but you can't get fresh produce. So hopefully you guys can help change that as well.

David Rosenberg:

Yeah. And we look to build these farms on the other side of the tracks, if you will. The community of Newark is fantastic, and Danville in Virginia is fantastic. But there's also relatively high unemployment rates and members of these marginalized members of society. So building a farm there, we do help alleviate food deserts. We do sell locally. We also hire locally. So bring people that are often marginalized. We have a program of past offenders that we bring into the workforce. And then we're also really inspiring the community. Look at this tremendous innovation coming to them, people from all over the world to visit these facilities. That brings a lot of inspiration and pride in their communities.

John Jannarone:

All right. Great. Chris, I want to turn it back to you quickly. Let's talk about another financial question here. So this transaction, the capital be raised through it. That will be sufficient to get the company for the next few years up until the year that you're EBITDA-positive, 2025. Is that right?

Chris Sorrells:

Yes, that is correct. Yes. This amount of capital is a fully funded equity plan to allow the company to achieve its worth objectives.

John Jannarone:

Okay, great. Now, David, we talked earlier about the company's history. So tell us a bit about the last 10 years since you've been there, and we can throw in a few years before that if you'd like. There's a lot of work that's gone into R&D. So if you invest now, how much of that are you going to see immediately as an investor, that technology already going to work? And of course, you're already selling to Momofuku and to these various other retailers we talked about. But just tell us a little bit about what all that investment has gone into.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

Yeah. So we've raised about $200 million to date, and we've been really fortunate having long-term focus shareholders. And what that's led us do is invest a lot in longterm research and development that I think the company and our shareholders are going to benefit from now. For example, just [inaudible 00:26:15], we could have sold more product to stores. And to a certain extent, what was important is proving the business model. And we said to ourselves, does it matter if we're in several hundred stores or several thousand supermarkets? Does it really matter? And our answer was no. So let's keep it at several hundred and take other money in reducing CapEx and OpEx. As long as we proven out the customer groups that we need, like mass market retailers, specialty retailers, like I mentioned earlier, and the units per store per week and the net promoter score, so once we achieve that, then we focused on reducing CapEx, OpEx. The farm behind me is what we call model four. And that means our fourth iteration of design, like the iPhone. The next farm we're building in Virginia is model five.

David Rosenberg:

The farm we're building in Abu Dhabi, which we've already built the prototypes for model six, and we're growing plants at a model six. And we're actually building a bigger one in Abu Dhabi, model six. We're starting to now put in the concepts. Not starting, we've been putting in the concepts for model seven. So with each of these, we believe there's step change improvements that we could make in future designs. A lot of it's small changes coming together, but it's ultimately about how do we grow a plant better. And we're achieving yields in our model six prototype that actually carry all the way through to what we've captured in our pro forma for model seven. So here, if we have higher yields, in essence, we have more output per CapEx, more revenue per CapEx, better IRRs.

David Rosenberg:

And just to take a step back, I would argue the world's relatively ignorant on what makes a plant grow. And it's not surprising if one thinks of scientific discovery, it's almost impossible to do in the field because there are too many uncontrolled variables, the temperature, sometimes the cloudiness, it's just that variable makes it too hard to perform scientific discovery in fully controlled agriculture. That's exactly what we teach. Every time we grow, we ask our plant scientists learn if you're not learning, you're not growing change. One variable, maybe a little more zinc, a little bit more iron, a little more potassium, a little more of a spectrum, different humidity, different temperature. There's lots of different variables that can compound on each other, but we're able to isolate and test a variable to understand the cause and effect in essence, to get a plant, to grow more.

David Rosenberg:

Just to quantify it another way, when I started 10 years ago, we were growing a seed in 20 days. Today, we grow that plant in 14 days. So again, from 20 to 14, comparably that's grown in about 40 days in the field. So that's with seasonality about three crop turns in the field. In a greenhouse, maybe they're grown in about 25 to 30 days, so about 12 to 15 crop turns. We grow in 26 crop turns a year. We call that 26 [inaudible 00:29:09]. There are some plants we grow in 92 crop turns a year. So every time we grow, we learn. So back to the data science and this neural network, every time we grow, we learn, we become better farmers, we have better IRRs. And the technology that comes, whether it's the mechanical side, the operational, the data science, the lights, there's something called Haitz's Law. Haitz's Law refers to the cost of and the efficiency of a light emitting diode improving by 50%, every three years, analogous to Moore's Law. But if you just follow Haitz's Law, that's what really got me into this industry. I realized this is going to be a massive industry.

David Rosenberg:

So just think of how many more LEDs are in your home now versus five years ago, a lot more five years from now. Again, as the technology improves, the cost structure goes down. What's today to leafy greens tomorrow is going to be berries and other crops and other crops. Vertical farming is going to have a massive positive impact and way we alleviate that train wreck of population growth and depletion of our farmland.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

That's great. David, I was just about to ask you about AI and how you get better and better all the time. Just to frame it properly, something that jumped out of me in your presentation deck, which I encourage everybody to check out, you just Google AeroFarms investor deck, was how much more efficient you are not only than traditional farmers in the ground but also greenhouse. Does that mean if I look at those numbers in a year or two that you're going to be even faster than you are now compared to them?

David Rosenberg:

Absolutely. Field farming, the costs are maybe going slightly up. Just think of the resources aren't there as much, like the farm land. Greenhouse farming's a relatively mature industry, and as other mature industries, a lot of the costs have taken down. Vertical farming is a whole new industry. So if there are pennies coming out of greenhouses, I would argue there nickels, dimes quarters coming out of vertical farming. And we see those opportunities, and that's why we continue to invest in research and development to continually bringing down those costs. AI is a big part of it. It's helping us unlock these mysteries of plant biology and how to grow plants better.

David Rosenberg:

I'll give an example where we had some gains through machine learning images. So we're on a cloth growth media that's often made out of recycled plastic, but we grow on a cloth growth media. That's instead of soil. And we image the seeds. They have a nice contrast onto the white cloth. And you take hundreds of thousands of those images. And you start to see patterns. We change the seed spacing. Unlike typical greenhouses or other vertical farmers for that matter too, you grow in a specific cup. That cup has a static relationship to its neighboring cup, but we're able to at a touch of a keystroke really change the seed spacing. And plants grow differently depending on the proximity to their neighbors. So for example, they'll fight for sun.

PART 2 OF 4 ENDS [00:32:04]

David Rosenberg:

... proximity to their neighbors. For example, they'll fight for sun and they'll get stemier as they reach out and fight for the sun. Versus you spread them out, they'll spread out. And through imaging and running it through machine learning algorithms, we've been able to change the seed spacing to bring up the yields about 10%. but we've used machine learning, we'll continue to use machine learning. And there's huge opportunities in, again, continuing to unlock what truly makes a plant grow through true scientific experimentation.

John Jannarone:

All right, great. Now everyone in the audience, we've got questions coming in, I promise we'll get to them momentarily. Just got a couple other things I want to get through here first. Chris, let's bring you back. Let's talk financials again. Tell us about valuation. How do you benchmark this company? It's obviously growing very, very fast over the next several years. How did you look at that when you decided how to iron out these deal terms?

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

Chris Sorrells:

From a transaction perspective, the deal reflects approximately an $850 million post money enterprise value. So to put this in simple terms, the valuation ascribed to AeroFarms shareholders was approximately 800 million, excluding the founder's shares in a pre IPO convert. So as you frame this, this is in line with other private vertical farm companies with less history. So what we have done is we have given investors an opportunity to get in to the sector at a private market valuation, but we're providing liquidity and a fully funded equity plan. In addition, the prior round for the company two years ago, about, was 500 million post.

Chris Sorrells:

So this is a modest step up for what has been two years of incredible achievement by the company hitting its milestones. So we feel great about the valuation and the company and its future. From a comparable perspective, we looked at sustainable high growth food, and that would include companies like Beyond Meat, Fresh Pet, AppHarvest. And most recently, as of two nights ago, Oatly. We also looked at high growth food and beverage, and that could have included or did include Vital Farms, Tattooed Chef, Monster, to name a few. And there is a substantial discount between the median of those two groups and where we're bringing this deal to market.

John Jannarone:

And David... I'm sorry, Chris, if I'm not mistaken, it took Oatly quite a bit longer to get to where they are now, to where they were ready to go public. I believe that they were founded back in the mid 90s.

Chris Sorrells:

Yeah, Oatly was founded in '94. And many people don't realize that. And they were founded by a group of scientists who were trying to figure out and explore lactose intolerance. It took Oatly 18 years to achieve 29 million in revenue. And that was achieved in, I think, 2012.

John Jannarone:

All right.

Chris Sorrells:

Two days ago they go public at a $10 billion valuation. Today it's about 13 billion. And it really shows that this ag tech and sustainable food issue is complex. And so it takes a good deal of time to perfect the recipe. But once you do, like beyond Oatly and others, there's tremendous excitement and upside and growth ahead of you.

John Jannarone:

All right, great. David, going to bring you back for one last topic, and actually it ties into a lot of the questions that are flying. And everybody wants to know about the strawberries. Tell us about the additional growth engines, like new kinds of produce that are not baked into the numbers yet. And then tell me a bit about all this intellectual property you have.

David Rosenberg:

We've been growing berries for about three years. We like to say we could grow anything, it doesn't mean we grow everything. So when we grow a plant we really ask, what problem should we solve? Should we grow that plant? If it's not a problem to solve, why grow it? So with berries the problem is, one, we use so many herbicides on berries. People don't realize how many herbicides we're putting in our bodies that's to kill weeds. That ain't good. And second, we've all had too many bad berries way too often. So here, how do we consistently have great berries 365 days a year? And this is back to the learning and the discipline where we've discovered how to grow probably the best berry you've ever had. The [inaudible 00:37:15] metric is Brix, B-R-I-X. And if a berry has a common Brix level of seven, we're able to grow berries of an average bricks level of 11.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

David Rosenberg:

And here the phytochemistry moves such is that the sugar start in the leaves. But basically, stressing the plant environmentally we're able to force more of the sugars, changing the humidity temperature and so forth, from the leaf to the berry. And grow great berries. We recently announced a partnership with Hortifrut, which is the world's largest blueberry growers. So now we're getting into blueberries as well. And in each of these cases we think we can deliver a better quality berry, 365 days a year consistently excellent to the costumer. We haven't announced when we're going to commercialize berries, but like I said, we've been working on it for three years. We're growing bigger and bigger systems to prove it out. Each of the problems is a little different. So how does one pollinate berries that scale 50 feet up in a air, 80 feet long tunnels?

David Rosenberg:

The harvesting is a little different. The management, if humidity is a little different. So we call ourselves a platform because it's the same know-how of how to run the electrical conduits, the plumbing lines, how to move air flow, CO2, nutrients and micronutrients. We have all this IP. We developed the lighting behind me, we developed our own lighting, our mid-level lighting, our high-end lighting. One of our early investors was one of the biggest LED investors in the world, they're a Chinese entity. They help us manage the supply chain, getting the drivers, capacitors, diodes [inaudible 00:38:46] China to manufacture. So we have what we think is a 50% cost advantage in lighting. So whether it's the lighting, we've developed automation and seeding, harvesting, cleaning, packaging automation between that. Even automation in nutrient delivery. Because the ways we were doing it previously, or the industry was doing it, it just wasn't good enough.

David Rosenberg:

But that platform is applicable to the other areas. You mentioned genetics, so one of the areas is genetics. And we're doing things like, people have heard of CRISPR-Cas9, the genetic editing tool that won the Nobel prize in chemistry in 2020. CRISPR-Cas9, we co-developed the first CRISPR-Cas9 product. So we're leading on the edge of genetics, we're co-creating new genetics. Where we're not a genetics company, but we tell genetics companies we should work together on our platform to speed up their innovation cycles. Again, all of this is upside to the proforma. What's on the proforma is our bankers had guided us, JP Morgan, Cowan. And [inaudible 00:39:46] just focus on what we know we could deliver when we could deliver it. And these other items are too episodic, so we left them off. Even licensed farms, it's too episodic we left it off. Just own farms and leafy greens is what we put on there, but there's tremendous shareholder value creation from these other opportunities. And we're working diligently to have greater impact on the industry by bringing these other opportunities to market.

John Jannarone:

That's great, David. And just to be clear, I mean, all this work and the investment dollars that have gone into say this lighting technology, this is something that could be valuable to someone who's doing something pretty different even, right? You never know. So that is something that potentially could be a licensed or sold down the road, right?

David Rosenberg:

That is true. And should we decided to do so, which we may, that's also upside to the shareholders. It's not in our proforma, but there's a lot of equipment that is relevant to different industries, even the cannabis industry. So it's nothing we're doing today, but there are things that we believe we could add value in lots of ways.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

Great. All right, now we're going to get to some more of the questions. They keep coming in, but everyone who's watching, please feel free to submit them most easily through the Zoom portal. A few questions about your expansion rollout of new facilities. Someone said, "I'm in Washington, does that mean if you open this facility in Virginia I'll be able to buy your leafy greens at my nearest grocery store?"

David Rosenberg:

Assuming they met in Washington, DC, yes. If it's Washington state, we'd love to go there. They have great hydroelectric power in Washington state. But yeah, in Virginia. We realized the economy of scale in the industry are actually in packaging. So one, if one wants more growing, build more grow towers, like behind me. And that scales in a linear way. Packaging scales in a nonlinear. So you want enough growing to utilize automation and packaging so you're running it not 10 minutes a day, but 24/7. And so we don't go necessarily in a city, we go so the product could be on shelves within a day is the goal. And our facility in Virginia, yes, can reach a product in DC. In some cases like one of our customers, Fresh Direct, might be able to deliver in DC now. Please try it out. And if not, ask them, tell them you can't wait to get the product. But yes, our Virginia facility should be able to deliver there. [crosstalk 00:42:03] Not should be, will be delivering.

Chris Sorrells:

And just to add to that, Walmart has initiated a program throughout the DC-Virginia area. And there are, I think, two SKUs being put into those stores as we speak, which we have a list of and are happy to provide if need be.

David Rosenberg:

Yeah, that's true. Yes. You could buy our product through a bunch of Walmarts in Virginia. I think it's 40 Walmarts in Virginia.

John Jannarone:

And just to be clear, the fact that I'm down in Florida and I can't buy your product yet, is a good thing in a way. I mean, that's part of the point of all this, right? You don't want it to travel that far and to be in shipment that many days, otherwise, you might wind up with some of the problems that we see with the existing produce out there, right David?

David Rosenberg:

Yeah. Correct. We want to scale up so everyone has a chance for local. I mean, what is local? So they're somewhat subjective. But for us it's, how do we get it on the shelves within a day? And here, the aha was like, when we grow in Newark, New Jersey and we want to sell to Whole Foods in Newark, New Jersey. We actually go to the Connecticut distribution center to go back to the store in New Jersey. So it's not necessarily about being near the store, it's about being near the produce distribution centers. And there's an element of let's find the location that fits surrounding cities. So Virginia [inaudible 00:43:25], Charlotte, Atlanta, DC, within that one day drive.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

Great. We've got a SPAC question here, which I think we should address, Chris. Someone's asking, "When is the ticker going to change? When will it show up in the platform with the new ticker?" I mean, my answer to that, if I might, Chris, is owning the SPAC now is effectively the same thing. The ticker would change automatically upon the merger being affected. Which I believe is scheduled in the second quarter or the third quarter, Chris?

Chris Sorrells:

Yeah. At the moment we're targeting a close in late July. It could accelerate a week or two, could certainly slip. But right now the target is the 31st of July.

John Jannarone:

Okay, great.

David Rosenberg:

[crosstalk 00:44:04] We filed our S4, and so we're well on our way.

John Jannarone:

Right. And just to drive that point home, you don't need to wait as an investor until then. You buy the SPAC now and the merger closes, you'll wind up owning those shares. You don't need to do anything, the ticker will flip right there in your brokerage account.

David Rosenberg:

Correct.

John Jannarone:

I got another question for you, David. Oh, sorry. Go ahead.

David Rosenberg:

Question was, so the ticker is SV now, and it will be ARFM.

John Jannarone:

Right. Yeah. Yeah. So don't go looking for ARFM yet, go SV. David, a question for you from Alex. "Can you give a little more detail on the timeline as far as how long it takes to break ground in facility to the point where you're harvesting crops? Is that months, years, how long does that take?"

David Rosenberg:

It depends. It depends on the existing building, if it's ground-up construction or not. So to date we've converted an old nightclub, we've converted an old paintball facility, we've converted the farm behind me was an old steel factory. That being said, typically ground-up construction is best. And it's, how long does it take to build basically a modern warehouse? So these are 50 feet up. The one we're building in Virginia is just under 150,000 square feet. It's 50 feet up in the air. I think it's about 130,000 specifically. And we need to build out there some tenant improvements that are in place. But once we get a roof on and four walls and then we start building the towers, and we start selling at about month 13. We start growing plants at about month 13. Those are typical US construction schedules. If you go in China and they end up building a building in a month, then obviously it goes faster. But in the US it's about 13 months to start growing plants.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

A question about your delivery or your sales radius. So David, just help me understand, you have a facility in Newark. I mean, you could, within a day or so, get pretty far. You can drive to Kansas or something and sell it there. I guess, is the answer that there's enough demand very locally that you don't need to go that far from that facility?

David Rosenberg:

Well, currently in our facility in New Jersey we have more demand than we have supplies. Even doing this launch with Walmart it was very strategic because of a future expense in a plan with Walmart. And it was just starting in Virginia. But yes, we want to focus locally, but we work with where the distribution hubs are. And to build on that, so we went from... Because strategically working with Whole Foods from three SKUs recently to seven. With Fresh Direct we recently... They're an important customer, so we went from one distribution center to all three of their distribution centers. With Amazon Fresh, I think we just recently doubled or tripled the number of zip codes we're in. All of those are very strategically important customers. Baldor is now actually being a distributor for us, for some of these customers.

David Rosenberg:

So we have to take our limited capacity and make that [inaudible 00:47:04], who's the longterm customers for us. In Virginia, for example, 60% of our capacity could go to existing customers, but there's obviously a whole bunch of new customers in that area as well. We're not just for your customers, audience sake, we're not truckers. We don't want to be a trucker. We partner with other people hub and spoke. We don't want to be direct store delivery. That business model, I don't understand how it would work. But we go to produce distribution centers and let them send it out to all of their supermarkets.

John Jannarone:

Interesting question here, an entrepreneurial question I'd say, David. Is it possible in the future to be a franchisee? I mean, you have intellectual property, at the moment they're all owned and operated, right? But is that something you'd consider?

David Rosenberg:

It is, and we do. It's not as simple as opening a McDonald's and here's how to make the bun and the burger and the fries and stuff. One thing to understand is, it's a living, breathing product, so it's different from a widget.

PART 3 OF 4 ENDS [00:48:04]

David Rosenberg:

It's a living, breathing product. So it's different from a widget. And sometimes the plants, just think of your kids. You have two kids, same parents, same family, they're just different. So plants are just different. So how we react to them, that's back to the machine learning and the sensory system that we've developed. So how we quickly make adjustments is important, and it also obviously helps to learn about plants. But there's 200 SOPs, economies of scale are important. So these projects are $50 million plus. I mean, and it's not a technology limitation. We build small ones, big ones.

David Rosenberg:

We do build a program for childhood nutrition. It's a for-profit business where we help with small farms and communities and schools. And that's also not in our proforma, but we make money by doing that. But all of these big farms, it takes serious resources. And if someone's interested, they could certainly reach out to us. It's still sold under the AeroFarms brand. We still have a very active role in operating because it is so complex. So it's more of financially, people could own a project, but we're very much involved in driving the performance, the outcomes of the farm, making sure they're operated at the right level, the quality is what it needs to be, and it's sold the right way.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

Great. Let's talk about expansion again. Someone said, "Are you planning to go further into the Midwest?" I think there's a slide in your presentation about this, but what's next after Virginia? Just tell us a little bit, even though you're a couple of years out, just tell us a little bit more about what's down the road.

David Rosenberg:

Well, we haven't shared publicly. I will say that we have shared publicly, we won an RFP from the World Wildlife Fund, and we're excited about that partnership. And they're obviously... they stand for environmental stewardship, we should have a common mission, common vision, and that would be a project in St. Louis. But we haven't committed to that one publicly, but that's certainly in our pipeline. But we're going to expand all over the United States. So we committed to 16 farms. And like Chris said earlier, this raise gives us a fully funded plan to build those 16 farms.

David Rosenberg:

We do have debt coming in in 2023. Our CFO, he's a former MD at Fortress, so he's a structured finance CFO. And beyond that, what's not in the proforma is this concept of joint venture or licensed farms and we have a pipeline of projects all over the world. In some cases, in a bunch of cases, the business plan internationally is better than the business plan in the US. Think of the Middle East. They're importing 90% of their food. If one of the elements of our cost of goods sold is energy and they have low energy costs, then our value proposition might be higher.

John Jannarone:

Great. A question here, and I don't think this is part of your plan, but another kind of leafy green, cannabis. Would your system work well with cannabis? Is that a possibility at some point, assuming it was legal in ways it needed to be?

David Rosenberg:

First I'll share that philosophically, I believe cannabis should be legal. I was actually the co-chair of Governor Murphy's transition committee, and this was one of his bigger priorities and we got it legalized. New Jersey legalized cannabis. I'm not a cannabis smoker or anything, but I mean, I have no problem if people do. But we don't want to be a dispensary and we may be a grower, we may sell equipment. So we'll see what's appropriate. What I will say is most cannabis players, it's really like mom and pop technology that's been scaled. And it's not surprising if you think of selling a thousand dollars a pound stuff, you're not really focused on reducing cost of goods sold. Here, if we're focused on... I'm using rough math, like selling $10 a pound stuff versus a thousand dollar a pound stuff, we're focused on drawing down our cost of goods sold.

David Rosenberg:

So our processes, our procedures, our CapEx, our bill of materials, driving down operating costs is really focused to getting all the pennies out in lots of different ways. So looking at some of the cannabis systems, we think our systems are more sophisticated and there are ways where we could add value to that industry, whether it's selling components or something more than that. We're open-minded to it and working to figure it out, but right now, most of the company, it's back to the platform. It's how do we improve the whole platform, of which in this platform, whether it's leafy greens or other crops, there's a broad range of applications. That's not in our proforma, just again, all tremendous upside for shareholders.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

Great. Can we just talk, we touched on it earlier, but someone's asking you a little more detail about the plans in the UAE. How far along are you and when is that produce actually going to be delivered to retailers there?

David Rosenberg:

Well, a couple of points. We have multiple people, I think four now in the UAE, some from the US, some maybe hired there and a tremendous response. We had a job opening, we had over 9,000 candidates for the job opening. So just a lot of people want to work at AeroFarms. We are breaking it loose and we have a site, we're working on the site now. We should be growing plants there in... I forgot if it's like Q1, Q2 of next year, I believe. And the focus of the facility is on R and D. So here we're we have really strong incentives from ADIA, the Abu Dhabi Investment Corporation, to bring a lot of innovation to the region. That was important to us because we look at this as a hub for our regional expansion.

David Rosenberg:

And we're doing... the company's doing so much. We call it our AgEx project, and the company is doing so much R and D work in genetics and new products. And some of the incentives help us take a dollar and use it further to do that work there in an area where we see this as strategically a regional hub. So it's a great program to the company and allows us to work with our partners there and a very effective way to do a tremendous amount of R and D. Also I'll share one of our investors, our long-term investors is Dubai Holdings. The chief investment officer is actually on our board of directors, they're about 40 billion under management. So here to just great credentials and expanding into the region.

John Jannarone:

Great, we've got a question here from Kevin. And this gets back to the question I think I had earlier about the price point. You're selling at the same price as farm grown, organic leafy greens. But Kevin here is asking, couldn't you target a high-end audience and do it direct from the farm? And my sense is that you're not doing any direct consumer right now, you're going with FreshDirect and that sort of thing to get to people's doors directly. But at the moment, you're not doing it yourselves, you don't want to own all the infrastructure?

David Rosenberg:

Correct, correct. I mean, we want to stay focused. We're really great at being farmers and being a tech company. So that's what we want to stay focused at. And here, our direct to consumer, like you said, John, is through e-commerce. So if you want to buy it at your house, get it through FreshDirect, get it through Amazon Fresh, those parties. Or Whole Foods, through DoorDash, things of that nature, ShopRite. And that's been our focus. Can we price a premium? We think so. So when you buy our product 3.99 for a clam shell to the same price as other products, I think you're getting great value. [Cargy 00:55:22] if you haven't tried it then try it, best product you'll probably ever have, safest. Don't wash it, just eat it, there's nothing to wash off.

David Rosenberg:

But from a pricing standpoint, there's discussion about us pricing it high to the retailer, so the retailer is the one that's getting a great deal because in their calculus is often a lot of shrink. Shrink is loss. So there's a lot of spoilage at the store. They have a lot less spoilage with our product. So here, if we sell to them at the same price, they actually do better. So I think there's an opportunity in the future to even keep the prices the same at the customer, but maybe work with the retailer because they're getting that advantage of less shrink, but maybe also having a price increase to the customer. Some products we're trying that out like watercress. Whole Foods has made us their sole supplier for the regional watercress, because our watercress is just step change better than anything else that they were buying. So great watercress, and we price that out at three and a half ounces per clamshell at 3.99. And that's actually selling very well. So we're testing the markets a little bit.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

Great. I got a question about CapEx. So we touched on this earlier, when you decide where to start a new facility, are there buildings out there that have industrial wiring and that sort of thing that already are along the way towards what you need to install what we see behind you, David? And can you do it more cheaply than doing it from scratch?

David Rosenberg:

It's possible, but it's really a couple of long putts to make it happen. So, as I shared earlier, this facility behind me is an old steel factory. So if things line up, if the transformers are what they need to be, if the tenant improvements... You have to look at the tenant improvements. The big part of the tenant improvements is the HVAC system, the floor drains, things like that, where you put the wall. So is it better to shoehorn something into an existing structure? If that structure is really, really cheap, and if it has a lot of the features we'd want, the answer could be yes. More often than not, we expect to build from the ground up. But we have a construction team that's very skilled in assessing it and making some quick determinations.

David Rosenberg:

We've already mapped out the US of where are the markets that we want to go into given different drivers like energy prices and cost of construction and proximity to distribution hubs. So we already have our prioritized list. And then often what's not in our proforma is we get incentives from different municipalities to go to a place. Sometimes the incentives are very strong. That's upside to our proforma. It's not there, but that could be a meaningful driver as well. And those people want job creation. So we bring jobs to the community as we build a facility there.

John Jannarone:

That's great. That brings me to another question here. And we're running low on time folks, I'm sorry if these guys don't get to all of them, but we'll share all these questions with David and Chris. But when you're looking at your roll out at across the US, are you thinking of being coastal or might you wind up in the middle? You talked about St. Louis. Can you give us a little bit of a hint about some of these future locations?

David Rosenberg:

I can't, but what I'll say is we're looking holistically at the whole country. When we map it out, we map out the whole country in North America, so Canada as well. But our ambition is very high and we're looking globally, not just the Americas. Our value proposition is different. So California, for example, you get, for the most part, very high energy rates. But the value proposition of local isn't as strong because a lot of product comes from Salinas, San Joaquin. Which by the way, they import water from the Colorado River to California to then ship product. But besides that, California has local food so our value proposition is a little different. That said, the consumer in California is very knowledgeable. So the fact that we're pesticide free really resonates with the consumer, but there's a lot of judgment calls, we have a weighted system. Like energy generation, so renewable, that increase. That's why I said Washington State hydro electric. So that gives a premium on our priority list of where we go and how we think of the world.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

John Jannarone:

All right. Great. Well that just about does it, I just had one last thought that I was going to mention with Chris. The stock is trading a little bit below $10, the cash in trust is 10 10. so investors who buy now really don't have any downside until the redemption deadline, which is some ways off. So just something to think about that you've got a pretty strong floor here. Unless you've got any other closing thoughts, this was really great guys and I'm going to share all these questions and we were unable to answer with both of you, but thank you so much, David, Chris for joining and everyone else who tuned in. You can find the replay not too long from now on ipo-edge.com. So thanks very much everyone.

Chris Sorrells:

Yep. Thank you, John.

David Rosenberg:

Thanks, John. Hope you have a good weekend, everybody.

PART 4 OF 4 ENDS [01:00:02]

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Spring Valley Interview

Friday, May 21, 2021, 2:00 PM